NEWLAN & NEWLAN, LTD.

Attorneys at Law

2201 Long Prairie Road – Suite 107-762

Flower Mound, Texas 75022

December 28, 2020

Edward M. Kelly, Senior Counsel

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Development Partners, Inc.
Post-Qualification Amendment 1 to Offering Statement on Form 1-A Filed November 4, 2020 File No. 024-11215

Dear Mr. Kelly:

This is in response to the letter of comment of the Staff dated December 8, 2020, relating to the captioned Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A of Digital Development Partners, Inc. (the “Company”). The comment of the Staff is addressed below:

Comment No. 1: Please be advised that, in response to such comment, there is included the required consent of the Company’s auditor.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN & NEWLAN, LTD.

By:	/s/ ERIC NEWLAN
Eric Newlan
cc:	Digital Development Partners, Inc.